Exhibit 99.1

Press Release	Media Contact
Matthias Link
T +49 6172 609-2872
matthias.link@fresenius.com

Fresenius Medical Care North America Katherine Dobbs
T +1 781 699-9039
Katherine.dobbs@fmc-na.com

Contact for analysts and investors
Dr. Dominik Heger
T +49 6172 609-2601
dominik.heger@fmc-ag.com

www.freseniusmedicalcare.com

27 October 2017

NxStage shareholders approve merger agreement with Fresenius Medical Care — Closing expected to occur in 2018

At today’s Special Meeting, the stockholders of NxStage Medical, Inc. approved the adoption of the previously announced merger agreement with Fresenius Medical Care, with approximately 72% of outstanding shares having voted in favor of the transaction. This corresponds to approximately 94% of the votes cast at the Special Meeting. The approval of the merger agreement fulfills an important condition for the full acquisition of NxStage Medical, Inc. The transaction remains subject to additional customary closing conditions, including regulatory review under the Hart-Scott-Rodino Antitrust Improvements Act in the United States.

Through the acquisition of NxStage, Fresenius Medical Care aims at further growth in home dialysis and in the critical care area. On August 7, 2017, Fresenius Medical Care announced it would acquire NxStage (NASDAQ: NXTM), a U.S.-based medical technology company focused on advancing renal care, for USD 30.00 per share, equivalent to a total transaction value of approximately EUR(1) 1.7 billion (USD 2.0 billion).

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,690 dialysis clinics, Fresenius Medical Care provides dialysis treatments

(1)                                Based on an exchange rate of 0.849 USD/EUR as per 5 August 2017.

for 315,305 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements, including statements regarding Fresenius Medical Care’s planned acquisition of NxStage Medical, Inc. and the expected timing of the closing of the transaction. Actual results could differ materially from those expressed or implied in these forward-looking statements due to certain factors, including, among others: the failure or inability of either Fresenius Medical Care or NxStage Medical, Inc. to satisfy closing conditions or obtain approvals necessary to close the transaction; unexpected costs or delays associated with efforts to obtain the regulatory or other approvals necessary to close the transaction; risks associated with litigation or regulatory actions related to the transaction; changes in business, economic and competitive conditions; regulatory reforms; foreign exchange rate fluctuations; risks and uncertainties in litigation or investigative proceedings, whether or not related to the transaction; and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the United States Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.